EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

January 30, 2013 TSX Venture Exchange: EMR

OTCQB: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

THIS NEWS RELEASE IS INTENDED FOR DISISTRIBUTION IN CANADA ONLY AND IS NOT FOR AUTHORIZED DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

EMGOLD ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

PROVIDES UPDATE ON BUCKSKIN RAWHIDE EAST PROPERTY

Emgold Mining Corporation ("Emgold" or the "Company") announces that it intends to conduct a non-brokered private placement to raise gross proceeds of CDN$285,000. This private placement will be in place of the second tranche of the previously announced three part transaction with Rawhide Mining LLC (“RMC”) and two underlying owners of the Buckskin Rawhide East Property (the “Property”), located near Fallon, Nevada (see November 14, 19, and 26, and December 28 2012 press releases). At the end of the three part transaction, Emgold will acquire a 100% interest in the Property and subsequently lease the Property to RMC.

The private placement will involve the issuance of 5,700,000 units ("Units") to RMC at a price of CDN$0.05 per Unit. Each Unit consists of one common share (a "Share") of the Company and one half of one non-transferable share purchase warrant. Each full warrant will entitle RMC to purchase, for a period of 24 months, one additional Share at a price of CDN$0.12. The Shares are subject to a minimum hold period of four months plus one day. No finder’s fees were paid as part of this private placement.

The proceeds of the private placement will be used for fees associated with the Property transactions, exploration of Emgold’s Nevada and B.C. properties, and for general working capital. The private placement is subject to acceptance of the TSX Venture Exchange.

Emgold is also pleased to inform its shareholders that RMC is acquiring the Regent Property from Pilot Gold Corporation. The Buckskin Rawhide Property is surrounded by the Regent Property on the north and west and Denton Rawhide Mine on the east and south. The Denton Rawhide Mine is a producing gold mine operated by RMC. Combination of these three properties will consolidate most of the historic Rawhide Mining District in Nevada.

RMC has informed the Company that it plans to complete exploration activity on the Buckskin Rawhide Property with the goal of defining a mineral resource that, if successful, could ultimately be developed, permitted, and processed at the adjacent Denton Rawhide Mine. RMC will have the option of acquiring a 100% interest in the Property by achieving commercial production from any resources discovered, at which time Emgold's interest would be converted to a "Bonus Payment", based on ounces of gold mined from the Property.

Note that Emgold also has a lease and option to purchase agreement to acquire the Buckskin Rawhide West Property, adjacent and west of the Regent Property. In addition, Emgold also has a lease and option to purchase agreement to acquire the Koegel Rawhide Property which is located about three miles south of the Denton Rawhide Mine.

David Watkinson, President and CEO of Emgold, stated, “We are excited about these developments in relation to the Buckskin Rawhide Property and our other properties in the area. We believe RMC’s consolidation of the historic Rawhide Mining District will increase the opportunity for discovery on Buckskin Rawhide East Property and potential delineation of resources that could be fast tracked into production at Denton Rawhide Mine. This in turn has potential to provide cash flow for the Company”.

Details of the Transaction

RMC has agreed to subscribe for a total of CDN$1.0 million in Emgold shares as part of a transaction that will allow Emgold to acquire 100% ownership of the Property and subsequently lease it to RMC. While originally contemplated as one financing with three separate tranches, this transaction will now be completed with three separate financings. The first financing for CDN$465,000, announced as a partial closing in Emgold’s December 28, 2012 press release, is now closed. A total of US$400,000 of this financing was used to acquire a 75% interest in the Property from one of the two underlying property owners.

At the conclusion of this financing, RMC will own 12.3 million shares of the Company, in excess of 10% of the issued shares.

About the Buckskin Rawhide Property

The Property is located in the Rawhide Mining District, about 40 miles southeast of Fallon. It consists of 52 unpatented mineral lode claims totaling approximately 835 acres. It contains occurrences of gold and silver mineralization and was sampled and drilled historically by Kennecott Minerals Company (“Kennecott”) and others. It is surrounded by RMC's Denton-Rawhide Mine and Regent exploration property.

The Denton-Rawhide Mine was owned and operated by Kennecott from 1988 to 2010. From 1990 through 2010, the Denton-Rawhide Mine produced 1.5 million ounces of gold and 12.7 million ounces of silver, according to Muntean (in Nevada Bureau of Mines and Geology Special Publication MI-2010, 2011). In 2010, the Denton Rawhide Mine was acquired by RMC, who continued to produce gold from historic heap leach pads. In 2012, RMC recommenced production from the mine.

The Regent Property, recently acquired by RMC, was previously explored and drilled by Kennecott in the 1990's and by Pilot Gold Corporation in 2011.

It should be noted that proximity of the Property to other exploration properties in the area does not mean a resource will be identified or delineated on the Property. However, the presence of similar geology and structures on the three properties does increase the potential for exploration success.

Historically, based on internal records, Kennecott drilled over 80 reverse circulation holes on the Buckskin-Rawhide Property. Those results indicated potential for delineation of both high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones, which led to Emgold acquiring the Property. Emgold reviewed historic data, conducted geological mapping and field sampling, and subsequently discovered the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target. Information on the Property can be found at www.emgold.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease, P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: (778) 375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com. This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the private placement and use of proceeds thereof, the Property transaction, exploration potential, potential revenue generation, and other statements. Forward-looking statements are based on certain assumptions that the counterparties to the proposed transactions act in good faith, that financing is available on acceptable terms, that Emgold receives TSX Venture Exchange acceptance for the transactions, that any required shareholder approval for part of the financing involving RMC, that RMC will be able to raise funding to conduct exploration, obtain the necessary permits to conduct exploration activities, and be successful in conducting such exploration activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required financing, failure of counterparties to perform their obligations or commitments, failure to obtain the required permits, and failure to achieve exploration success. Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.